FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated November 9, 2009 regarding notice concerning capital injection changes for the NEC Electronics and Renesas business integration

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date November 10, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

Notice Concerning Capital Injection Changes

For the NEC Electronics and Renesas Business Integration

KAWASAKI, Japan, TOKYO, Japan, November 9, 2009 — NEC Electronics Corporation (NEC Electronics; TSE: 6723), Renesas Technology Corp. (Renesas), NEC Corporation (NEC; TSE: 6701), Hitachi, Ltd. (Hitachi; TSE: 6501 / NYSE: HIT), and Mitsubishi Electric Corporation (Mitsubishi Electric; TSE: 6503) today announced changes concerning the capital injection listed in its September 16, 2009 press release entitled “NEC Electronics and Renesas Reach a Definitive Agreement on Business Integration”.

1. Reason for the Changes

In accordance with the plan to integrate business operations at NEC Electronics and Renesas (the “Business Integration”), the five companies announced on September 16 that Renesas will issue shares of Renesas common stock to Hitachi and Mitsubishi Electric, the sole shareholders of Renesas before the effective date of the Business Integration (the “Pre-merger Capital Injection”). In addition, after the scheduled date of the Business Integration, April 1, 2010, the new integrated company after the Business Integration (the “Integrated Company”) will issue shares of its common stock to NEC, Hitachi and Mitsubishi Electric (the “Post-merger Capital Injection”).

The five companies also announced that the amount of the Pre-merger Capital Injection could be reduced and the amount of the Post-merger Capital Injection could be increased depending on the business result of NEC Electronics for the first half of the fiscal year ending March 31, 2010.

Today’s changes were made in due to NEC Electronics’ financial results, which were settled today, November 9, 2009. The changes in Post-merger Capital Injection were resolved at NEC Electronics’ meeting of the Board of Directors held earlier today.

2. Outline of the Changes

The changes are underlined.

2.1 Outline of reinforcement of capital

As a condition to the Business Integration, Renesas will issue shares of Renesas common stock to Hitachi and Mitsubishi Electric, the sole shareholders of Renesas, in exchange for an aggregate of 71.7 billion yen before the effective date of the Business Integration (including shares issued on September 29, 2009 in exchange for an aggregate of 55.0 billion yen). In addition, on the effective date of the Business Integration (scheduled to be April 1, 2010), the Integrated Company will issue shares of its common stock to NEC, Hitachi and Mitsubishi Electric in exchange for an aggregate of approximately 134.6 billion yen.

2.2 Outline of the third-party allotment of new shares after Business Integration

2.2.1 Outline of Post-merger Capital Injection

(1)	Issuer	Renesas Electronics Corporation (Tentative name)
(2)	Date of issuance	April 1, 2010 (Note 1)
(3)	Number of new shares to be issued	146,782,990 of common shares
(4)	Issue price	917 yen
(5)	Total proceeds	134,600,001,830 yen
(6)	Purchaser	Third-party allotment (Note 2) (NEC: 61,395,857 shares, Hitachi: 46,962,923 shares, Mitsubishi Electric: 38,424,210 shares)
(7)	Others	None

Note 1:	The new shares will be issued at the same date as the effective date of the Business Integration. The schedule is subject to change based upon the effective date of the Business Integration.
Note 2:	In accordance with Art. 124 §4 of the Corporation Law, on the day of the ordinary shareholders meeting of the Integrated Company which is scheduled to be held in June 2010, NEC, Hitachi and Mitsubishi Electric will acquire voting rights of the new Integrated Company.

2.2.2 Major stockholders and ownership ratio of Renesas Electronics Corporation after the execution of the Business Integration and the third-party allotment

NEC Corporation	33.97%
Hitachi, Ltd.	30.62%
Mitsubishi Electric Corporation	25.05%
Japan Trustee Services Bank, Ltd. (Note)	1.49%
(Trust Account from The Sumitomo Trust and Banking Co., Ltd. for retirement benefit Trust Account of NEC Corporation)

Note:	1.49% of shares which are owned by Japan Trustee Services Bank, Ltd. (Re-trust of The Sumitomo Trust and Banking Co., Ltd./NEC Corporation pension and severance payments Trust Account) were shares that were contributed by NEC as severance indemnities trusts. The voting rights of such shares will be exercised at the instruction of NEC.

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About NEC Electronics

NEC Electronics Corporation (TSE: 6723) specializes in semiconductor products encompassing advanced technology solutions for the high-end computing and broadband networking markets, system solutions for the mobile handset, PC peripheral, automotive and digital consumer markets, and multi-market solutions for a wide range of customer applications. NEC Electronics Corporation has subsidiaries worldwide including NEC Electronics America, Inc. and NEC Electronics (Europe) GmbH. For additional information about NEC Electronics worldwide, visit www.necel.com.

About Renesas Technology Corp.

Renesas Technology Corp. is the world’s No.1 supplier of microcontrollers and one of the world’s leading semiconductor system solutions providers for mobile, automotive and PC/AV (Audio Visual) markets. It is also a leading provider of Power MOSFETs, Smart Card microcontrollers, RF-ICs, High Power Amplifiers, Mixed Signal ICs, System-on-Chip (SoC), System-in-Package (SiP) and more. Established in 2003 as a joint venture between Hitachi, Ltd. (TSE:6501, NYSE:HIT) and Mitsubishi Electric Corporation (TSE:6503), Renesas Technology achieved consolidated revenue of 702.7 billion JPY in FY2008 (end of March 2009). Renesas Technology is based in Tokyo, Japan and has a global network of manufacturing, design and sales operations in 16 countries with 25,000 employees worldwide. For further information, please visit http://www.renesas.com

About NEC Corporation

NEC Corporation is one of the world’s leading providers of broadband network and enterprise business solutions dedicated to meeting the specialized needs of a diversified global base of customers. NEC delivers tailored solutions in the key fields of computer, networking and electron devices, by integrating its technical strengths in IT and Networks, and by providing advanced semiconductor solutions through NEC Electronics Corporation. The NEC Group employs more than 140,000 people worldwide. For additional information, please visit the NEC website at: http://www.nec.com.

About Hitachi

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 400,000 employees worldwide. Fiscal 2008 (ended March 31, 2009) consolidated revenues totaled 10,000 billion yen ($102.0 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

About Mitsubishi Electric

With over 80 years of experience in providing reliable, high-quality products to both corporate clients and general consumers all over the world, Mitsubishi Electric Corporation (TOKYO: 6503) is a recognized world leader in the manufacture, marketing and sales of electrical and electronic equipment used in information processing and communications, space development and satellite communications, consumer electronics, industrial technology, energy, transportation and building equipment. The company recorded consolidated group sales of 3,665.1 billion yen (US$ 37.4 billion*) in the fiscal year ended March 31, 2009. For more information visit http://global.mitsubishielectric.com

*	At an exchange rate of 98 yen to the US dollar, the rate given by the Tokyo Foreign Exchange Market on March 31, 2009.